EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly re-elects all the shareholder elected members of Equinor ASA’s board of directors.

The nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and re-election of Anne Drinkwater as deputy chair of the board, in addition to re-election of Rebekka Glasser Herlofsen, Jonathan Lewis, Finn Bjørn Ruyter, Tove Andersen and Haakon Bruun-Hanssen as shareholder-elected members of Equinor ASA’s board of directors.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Tuesday 6 June 2023. It is proposed that the election enters into effect from 1 July 2023 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2024.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act